Mail Stop 7010

                                                December 21, 2005

Mr. Timothy Wadhams
Masco Corporation
21991 Van Born Road
Taylor, Michigan 48180


	RE:	Masco Corporation
      Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005
      File No. 1-5794

Dear Mr. Wadhams:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

MD&A - Critical Accounting Policies, page 11
1. You have identified the accounting for goodwill and intangible assets as a critical accounting policy and estimate. In future filings, clarify your description of how you measure impairment. In particular, describe the two-step aspect to recognizing goodwill impairment and how the implied fair value of goodwill is derived in the second step.  See paragraphs 19-21 of SFAS 142 for more
guidance
on this issue. Confirm to us that you follow this guidance, and provide us with proposed changes for the future.
2. In addition, clarify your policies for other identifiable intangibles. Identifiable intangibles need to be assessed individually without regard to the reporting unit. See paragraphs 14 and 17 of SFAS 142 for more guidance on this issue. Confirm to us that you follow this guidance, and provide us with proposed changes in the future.
3. In future filings, revise your critical accounting policies to discuss the significant assumptions and judgments that are involved in your stock options and awards accounting policy and the impact that changes in these underlying assumptions and judgments could have on your financial statements.

Contractual Obligations, page 26
4. In future filings, revise the table of contractual obligations to include the cash requirements for taxes, interest and post-retirement benefit obligations. Refer to Release No. 33-8350.

Note L. Long-Term Debt, page 49
5. Please tell us what consideration you have given to whether the conversion option in your Zero Coupon Convertible Senior Notes is an embedded derivative which should be bifurcated from the Notes.
Reference SFAS No. 133 and EITF 00-19.

Note T. Other Commitments and Contingencies, page 63
6. Based on your current disclosures, it is unclear whether you believe a material loss is possible related to the anti-trust lawsuits involving insulation installation. If a material loss is reasonably possible, provide the additional disclosures required by
SAB 5:Y and SFAS 5.
7. With a view towards more detailed disclosures, please explain, in reasonable detail, the terms of the option held by the minority shareholders of Hansgrohe AG. Explain to us, and provide support for how you are accounting for this option.
8. With a view towards more detailed disclosures, please explain in better detail your commitments to contribute additional amounts to the private equity funds. Describe the circumstances under which you would be required to contribute such additional amounts.
9. With a view towards more detailed disclosures, please explain in better detail your accounting for the residual value guarantees resulting from some of your operating leases and what, if any, liability has been recorded.

*    *    *    *
		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
or in her absence, to me at (202) 551-3689.


							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

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Mr. Timothy Wadhams
Masco Corporation
December 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE